Exhibit 99.1

POLYMET MINING CORP.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2020

PolyMet Mining Corp.
Condensed Interim Consolidated Balance Sheets
Unaudited - All figures in thousands of U.S. Dollars

	June 30, 2020	December 31, 2019
ASSETS

Current
Cash	$6,473	$7,401
Amounts receivable	473	472
Prepaid expenses	623	1,039
	7,569	8,912
Non-Current
Restricted deposits (Notes 6 and 11)	11,292	11,449
Amounts receivable and other assets	2,666	2,442
Mineral property, plant and equipment (Note 4)	414,875	410,132
Intangibles (Note 5)	24,416	24,380
Total Assets	460,818	457,315

LIABILITIES

Current
Accounts payable and accruals	4,861	4,533
Lease liabilities	100	60
Environmental rehabilitation provision (Note 6)	1,492	1,276
	6,453	5,869
Non-Current
Accounts payable and accruals	468	-
Lease liabilities	505	556
Convertible debt (Note 8)	10,842	-
Promissory note (Note 9)	16,109	15,501
Environmental rehabilitation provision (Note 6)	51,841	51,249
Total Liabilities	86,218	73,175

SHAREHOLDERS’ EQUITY

Share capital	527,822	526,884
Equity reserves	67,630	64,648
Deficit	(220,852)	(207,392)
Total Shareholders’ Equity	374,600	384,140
Total Liabilities and Shareholders’ Equity	$460,818	$457,315

Nature of Business and Liquidity (Note 1)
Commitments and Contingencies (Note 13)

ON BEHALF OF THE BOARD OF DIRECTORS:

             /s/ Jonathan Cherry              , Director                                                                                                                                                                       /s/ Dr. David Dreisinger        , Director

- See Accompanying Notes –

PolyMet Mining Corp.
Condensed Interim Consolidated Statements of Loss and Comprehensive Loss
Unaudited - All figures in thousands of U.S. Dollars, except for shares and per share amounts

	Three months ended		Six months ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
Operations Expense
Resource evaluation	$3,925	$-	$6,623	$-
Salaries, directors’ fees and related benefits	1,162	588	2,372	1,225
Share-based compensation (Note 10)	648	109	1,159	1,298
Public company and public relations	454	247	748	686
Professional fees	276	(69)	499	214
Office and administration	64	115	282	278
Depreciation	53	31	106	64
Loss From Operations	6,582	1,021	11,789	3,765

Other Expenses (Income)
Finance (income) costs - net (Note 11)	(529)	119	1,968	1,242
Loss (gain) on foreign exchange	2	(11)	2	7
(Gain) loss on debenture modification	-	(10)	-	2,004
Gain on disposal of assets	-	(172)	-	(172)
Gain on financial asset fair value	-	(26)	(292)	(98)
Other income	(4)	(11)	(7)	(20)
Total Other (Income) Expenses	(531)	(111)	1,671	2,963

Total Loss and Comprehensive Loss for the Period	6,051	910	13,460	6,728

Basic and Diluted Loss per Share	$0.01	$0.00	$0.01	$0.02

Weighted Average Number of Shares – basic and diluted	1,006,383,162	344,737,881	1,006,132,963	333,456,972

- See Accompanying Notes -

PolyMet Mining Corp.
Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
Unaudited - All figures in thousands of U.S. Dollars, except for shares

	Share Capital (authorized = unlimited)
					Total
	Issued	Share	Equity		Shareholders'
	Shares	Capital	Reserves	Deficit	Equity
Balance – December 31, 2018	321,190,069	$272,420	$62,111	$(149,489)	$185,042
Total comprehensive loss for the period	-	-	-	(6,728)	(6,728)
Rights Offering & issuance costs	682,813,838	253,047			253,047
Debenture refinancing warrants	-	-	1,564	-	1,564
Payment of land purchase options (Note 10)	52,500	36	-	-	36
Exercise of share options (Note 10)	400,171	572	(298)	-	274
Vesting of restricted shares and RSU’s (Note 10)	543,417	633	(633)	-	-
Share-based compensation (Note 10)	102,921	84	1,652	-	1,736
Balance – June 30, 2019	1,005,102,916	$526,792	$64,396	$(156,217)	$434,971

	Share Capital (authorized = unlimited)
					Total
	Issued	Share	Equity		Shareholders'
	Shares	Capital	Reserves	Deficit	Equity
Balance – December 31, 2019	1,005,230,259	$526,884	$64,648	$(207,392)	$384,140
Total comprehensive loss for the period	-	-	-	(13,460)	(13,460)
Debenture exchange warrants (Note 8)	-	-	3,203	-	3,203
Vesting of restricted shares and RSU’s (Note 10)	1,192,424	788	(788)	-	-
Share-based compensation (Note 10)	574,812	150	567	-	717
Balance – June 30, 2020	1,006,997,495	$527,822	$67,630	$(220,852)	$374,600

- See Accompanying Notes -

PolyMet Mining Corp.
Condensed Interim Consolidated Statements of Cash Flows
Unaudited - All figures in thousands of U.S. Dollars

	Three months ended		Six months ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
Operating Activities
Loss for the period	$(6,051)	$(910)	$(13,460)	$(6,728)
Items not involving cash:
Depreciation	53	31	106	64
Finance costs (Note 11)	436	-	765	-
Environmental rehabilitation provision accretion (Notes 6 and 11)	516	418	1,041	856
Share-based compensation (Note 10)	648	109	1,159	1,298
Unrealized loss (gain) on foreign exchange	(1)	2	3	1
(Gain) loss on debenture modification	-	(10)	-	2,004
Gain on disposal of assets	-	(172)	-	(172)
Gain on financial asset fair value	-	(26)	(292)	(98)
Changes in non-cash working capital
Restricted deposits	(1,490)	-	157	-
Amounts receivable and other assets	68	(218)	67	275
Prepaid expenses	189	(47)	416	(6)
Accounts payable and accruals	(524)	2,463	313	2,249
Net cash (used in) provided by operating activities	(6,156)	1,640	(9,725)	(257)

Financing Activities
Share issuance proceeds	-	21,565	-	21,839
Share issuance costs	-	(11,953)	-	(11,953)
Debenture funding, net of costs (Note 8)	7,000	-	13,888	-
Debenture repayment	-	(6,882)	-	(6,882)
Cash settled RSU’s (Note 10)	(85)	(17)	(85)	(229)
Net cash provided by financing activities	6,915	2,713	13,803	2,775

Investing Activities
Property, plant and equipment purchases (Note 4)	(2,450)	(5,181)	(4,941)	(10,845)
Property, plant and equipment disposal proceeds	-	1,043	-	1,043
Restricted deposits and earnings	-	(350)	-	(407)
Intangible purchases (Note 5)	-	-	(62)	-
Net cash used in investing activities	(2,450)	(4,488)	(5,003)	(10,209)

Net Decrease in Cash	(1,691)	(135)	(925)	(7,691)
Effect of foreign exchange on Cash	1	(2)	(3)	(1)
Cash - Beginning of period	8,163	6,302	7,401	13,857
Cash - End of period	$6,473	$6,165	$6,473	$6,165
Supplemental information – non-cash investing and financing
Capitalization of accounts payable and accruals to mineral property	$(380)	$457	$(19)	$1,157
Capitalization of borrowing costs to mineral property	-	7,114	-	14,410
Capitalization of share-based compensation to mineral property (Note 10)	30	36	173	436
Capitalization of shares for land options to mineral property	$-	$16	$-	$36

- See Accompanying Notes -

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at June 30, 2020 and for the three and six months ended June 30, 2020
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

1.	Nature of Business and Liquidity

PolyMet Mining Corp. was incorporated in British Columbia, Canada on March 4, 1981 under the name Fleck Resources Ltd. and changed its name to PolyMet Mining Corp. on June 10, 1998.  Through its 100%-owned subsidiary, Poly Met Mining, Inc. (“PolyMet US” and, together with PolyMet Mining Corp., “PolyMet” or the “Company”), the Company is engaged in the exploration and development of natural resource properties.

The corporate address and records office of the Company are located at 100 King Street West, Suite 5700, Toronto, Ontario, Canada M5X 1C7, and 700 West Georgia, 25th Floor, Vancouver, British Columbia, Canada, V7Y 1B3, respectively.  The executive office of PolyMet US is located at 444 Cedar Street, Suite 2060, St. Paul, Minnesota, United States of America, 55101.

The Company has a majority shareholder relationship with Glencore AG, a wholly owned subsidiary of Glencore plc (together “Glencore”), as a result of Glencore’s ownership of 71.6% of the Company’s issued shares.

The Company’s primary mineral property is the NorthMet Project (“NorthMet” or “Project”), a polymetallic project in northeastern Minnesota, United States of America, which comprises the NorthMet copper-nickel-precious metals ore body and the Erie Plant, a processing facility located approximately six miles from the ore body.

PolyMet received its Permit to Mine from the State of Minnesota on November 1, 2018, a crucial permit for construction and operation of the Project. The Minnesota Department of Natural Resources (“MDNR”) also issued all other permits for which the Company had applied including dam safety, water appropriations, endangered and threatened species takings, and public waters work permits, along with Wetlands Conservation Act approval. In addition, PolyMet received air and water permits from the Minnesota Pollution Control Agency (“MPCA”) on December 18, 2018. Further, PolyMet received the federal Record of Decision and Section 404 Wetlands Permit from the U.S. Army Corps of Engineers on March 21, 2019, which was the last key permit or approval needed to construct and operate the Project.

Legal challenges were filed in the Minnesota Court of Appeals contesting various aspects of the MDNR and MPCA decisions. In June 2019, the Court of Appeals transferred a challenge to the MPCA water quality permit to the Ramsey County District Court for the limited purpose of an evidentiary hearing.   During the first quarter of 2020, the Court of Appeals remanded the Permit to Mine and dam safety permits to the MDNR for a contested case hearing and the air permit to the MPCA to provide additional information. The Company, MDNR, MPCA and several other groups petitioned the Minnesota Supreme Court to review these decisions. In March 2020, the Minnesota Supreme Court granted review of the Court of Appeals ruling on the Permit to Mine and dam safety permits.  In June 2020, the Minnesota Supreme Court granted review of the Court of Appeals ruling on the air permit.  PolyMet cannot act on these permits until the litigation is resolved of which the timing is uncertain.

The realization of the Company’s investment in NorthMet and other assets is dependent upon various factors, including the existence of economically recoverable mineral reserves, the ability to obtain and maintain permits necessary to construct and operate NorthMet, the ability to obtain financing necessary to complete the development of NorthMet, and to conduct future profitable operations or alternatively, disposal of the investment on an advantageous basis.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at June 30, 2020 and for the three and six months ended June 30, 2020
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

1.	Nature of Business and Liquidity - Continued

Given the ongoing development of the Project, the Company has experienced recurring losses from operations and net cash outflows for operating and investing activities, which are expected to continue until the Project is constructed and operational.  As at June 30, 2020, the Company had cash of $6.473 million, working capital of $1.116 million and an agreement with Glencore to issue unsecured convertible debentures to Glencore in four tranches during 2020 with a total minimum principal amount of $20.0 million and total maximum principal amount of $30.0 million, the amount of each tranche to be determined jointly by the Company and Glencore. As of June 30, 2020, the Company had issued $14.0 million of convertible debentures to Glencore under this agreement (see Note 8).

The Company believes it is probable it will continue to receive funding from Glencore or other financing sources, including funding from the issuance of unsecured convertible debentures, allowing the Company to satisfy future financial obligations, complete development of the Project and to conduct future profitable operations. Management’s belief is based upon the underlying value of the Project, progress on obtaining and maintaining permits, ongoing discussions with potential financiers and the majority shareholder relationship with Glencore (see Note 7).

In late December 2019, a novel coronavirus (COVID-19) was identified as originating in China, which subsequently spread worldwide and on March 11, 2020, the World Health Organization declared it was a pandemic. The continued spread of COVID-19 globally, prolonged restrictive measures put in place to help control the outbreak of COVID-19 or other adverse public health developments could adversely affect global economies and financial markets. This could result in volatility or an economic downturn having adverse effects on the future demand and prices for metals the Company will produce and on the ability to raise sufficient funds to finance ongoing development of the Project.  The extent to which COVID-19 impacts the Company’s business, including the market for its securities, the ability to raise capital and valuation of non-financial assets including mineral property, plant and equipment and intangibles, has not been material to date but will depend on future developments, which are highly uncertain and cannot be predicted at this time.

2.	Summary of Significant Accounting Policies

Statement of Compliance

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting and follow the same accounting policies and methods of application as set out in Note 2 of the audited consolidated financial statements for the year ended December 31, 2019.  These condensed interim consolidated financial statements do not include all the information and note disclosures required by IFRS for annual financial statements and therefore should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2019.  The financial statements were approved by the Board of Directors on August 6, 2020.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at June 30, 2020 and for the three and six months ended June 30, 2020
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

3.	Mineral Property Agreements

NorthMet, Minnesota, U.S.A.

Pursuant to an agreement dated January 4, 1989, subsequently amended and assigned, the Company leases certain mineral property rights in St. Louis County, Minnesota from RGGS Land & Minerals Ltd., L.P.  Provided the Company continues to make annual lease payments, the lease period continues until June 12, 2048 with an option to extend the lease for up to five additional ten-year periods on the same terms and further extend as long as there are commercial mining operations.  All lease payments have been paid to date with the next annual payment of $0.175 million due in January 2021.

Pursuant to an agreement dated December 1, 2008, the Company leases certain mineral property rights in St. Louis County, Minnesota from LMC Minerals.  Provided the Company continues to make annual lease payments, the lease period continues until December 1, 2028 with an option to extend the lease for up to four additional five-year periods on the same terms.  All lease payments have been paid to date with the next annual payment of $0.030 million due in November 2020.

The lease payments are considered advance royalty payments and will be deducted from future production royalties payable to the lessor, which range from 3% to 5% based on the net smelter return per ton received by the Company. The Company’s recovery of $3.186 million in advance royalty payments to RGGS Land & Minerals Ltd., L.P. is subject to the lessor receiving an amount not less than the amount of the annual lease payment due for that year. The Company’s recovery of $0.249 million in advance royalty payments to LMC Minerals is subject to the lessor receiving an amount not less than the amount of the annual lease payment due for that year.

4.	Mineral Property, Plant and Equipment

Details of the Mineral Property, Plant and Equipment are as follows:

Net Book Value	Mineral Property	Plant and Equipment	Total
Balance at December 31, 2019	$409,356	$776	$410,132
Additions	4,718	88	4,806
Changes to environmental rehabilitation provision (Note 6)	17	-	17
Amortization and Depreciation	-	(80)	(80)
Balance at June 30, 2020	414,091	784	414,875
Gross carrying value	461,259	2,019	463,278
Accumulated depreciation and impairment	$(47,168)	$(1,235)	$(48,403)

Mineral Property	June 30, 2020	December 31, 2019
Mineral property acquisition and interest costs	$79,625	$79,625
Mine plan and development	51,919	51,388
Environmental	145,194	142,814
Consulting and wages	60,131	58,610
Reclamation and remediation (Note 6)	46,916	46,899
Site activities	30,228	29,942
Mine equipment	78	78
Total	$414,091	$409,356

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at June 30, 2020 and for the three and six months ended June 30, 2020
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

4.	Mineral Property, Plant and Equipment - Continued

In November 2005, the Company acquired from Cliffs Erie LLC, a subsidiary of Cleveland Cliffs Inc. (together “Cliffs”) large parts of a processing facility located approximately six miles from the ore body.  In December 2006, the Company acquired from Cliffs additional property and associated rights sufficient to provide it with a railroad connection linking the mine development site and the processing facility. The transaction also included a railcar fleet, locomotive fueling and maintenance facilities, water rights and pipelines, administrative offices on site and an additional 6,000 acres of land to the east and west of the existing tailings storage facilities.  The consideration paid for the processing facility and associated infrastructure was $18.9 million in cash and 9,200,547 shares at a fair market value of $13.953 million. As part of the consideration, the Company indemnified Cliffs for reclamation and remediation obligations of the acquired property (see Note 6).

During the six months ended June 30, 2020, the Company capitalized development costs of $4.718 million (June 30, 2019 - $25.996 million) necessary to bring the Project to commercial production.  In addition, borrowing costs directly attributable to the Project were capitalized in the amount of $nil (June 30, 2019 - $14.410 million) due to suspension of capitalization following the asset impairment during the three months ended December 31, 2019.  As Project assets are not in use or capable of operating in a manner intended by management, no depreciation or amortization of these assets has been recorded to June 30, 2020.

The Company regularly assesses whether there are indicators of asset impairment. During the first quarter of 2020, indicators were identified, including updates to the Project and developments related to ongoing legal challenges, which potentially affect the timing of the Project.  The recoverable amounts of mineral property, plant and equipment and intangibles were measured based on fair value less costs of disposal (“FVLCD”), determined by assessing future expected cash flows based on future business plans supported by life of mine plans. The valuation assessment uses the most recent reserve and resource estimates, relevant cost assumptions and market forecasts of commodity prices discounted using an operation specific weighted average cost of capital.  The determination of FVLCD used Level 3 valuation techniques.   Based on the results of the Company’s recoverability analysis, the FVLCD exceeded the carrying amount of the assets and no impairment was required during the first quarter of 2020.  No indicators of asset impairment were identified during the second quarter of 2020.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at June 30, 2020 and for the three and six months ended June 30, 2020
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

5.	Intangibles

Details of the Intangibles are as follows:

	Six months ended June 30, 2020	Year ended December 31, 2019
Intangibles – beginning of period	$24,380	$24,185
Additions	62	195
Amortization	(26)	-
Intangibles – end of period	24,416	24,380
Gross carrying value	24,442	24,380
Accumulated depreciation and impairment	$(26)	$-

In October 2017, the Company entered into an agreement with EIP Credit Co., LLC to reserve wetland mitigation bank credits the Company can use for the Project for a minimum of five years in exchange for an initial down payment applicable to the purchase price, contractual transfer of certain lands, and annual option payments not applicable to the purchase price.  Annual option payments of $0.250 million are expensed as incurred whereas option exercise payments are recorded to Intangibles and transferred to Mineral Property, Plant and Equipment once placed into service.  As at June 30, 2020, the carrying amount of wetland mitigation bank credit intangibles was $24.185 million (December 31, 2019 – $24.185 million).

During the six months ended June 30, 2020, the Company capitalized $0.062 million related to software costs (December 31, 2019 - $0.195 million).  As at June 30, 2020, the carrying amount of software intangibles was $0.231 million (December 31, 2019 – $0.195 million).

6.	Environmental Rehabilitation Provision

Details of the Environmental Rehabilitation Provision are as follows:

	Six months ended June 30, 2020	Year ended December 31, 2019
Environmental Rehabilitation Provision – beginning of period	$52,525	$61,107
Change in estimate	17	(9,912)
Liabilities discharged	(250)	(742)
Accretion expense	1,041	2,072
Environmental Rehabilitation Provision – end of period	53,333	52,525
Less current portion	(1,492)	(1,276)
Non-current portion	$51,841	$51,249

Federal, state and local laws and regulations concerning environmental protection affect the Company’s assets.  As part of the consideration for the asset acquisitions from Cliffs (see Note 4), the Company indemnified Cliffs for reclamation and remediation obligations of the acquired property.  The Company’s provisions are based upon existing laws and regulations.  It is not currently possible to estimate the impact on operating results, if any, of future legislative or regulatory developments.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at June 30, 2020 and for the three and six months ended June 30, 2020
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

6.	Environmental Rehabilitation Provision - Continued

The Company’s best estimate of the environmental rehabilitation provision as at June 30, 2020 was $53.333 million (December 31, 2019 - $52.525 million) based on estimated cash flows required to settle this obligation in present day costs of $70.230 million (December 31, 2019 - $70.480 million), a projected inflation rate of 2.1% (December 31, 2019 – 2.2%), a market risk-free nominal interest rate of 3.9% (December 31, 2019 – 4.0%) and expenditures expected to occur over a period of approximately 30 years.  The carrying value of the provision is sensitive to the estimates and assumptions used in its measurement.  If the discount rate had been 1% lower than management’s estimate, the liability would have increased by $8.2 million as at June 30, 2020 and conversely, if the discount rate had been 1% higher than management’s estimate, the liability would have decreased by $6.6 million as at June 30, 2020.

On November 1, 2018, the Company received the Permit to Mine for the Project and certain other permits from the MDNR which included a schedule for financial assurance obligations, including required cash contributions to a trust fund. The Company has satisfied its current financial assurance obligations primarily by establishing and contributing $10.0 million in restricted deposits to a trust fund and providing $65.0 million in surety bonds and letters of credit, with the MDNR as the beneficiary in each case. Financial assurance obligations are reviewed annually based on the Company’s planned reclamation activities, with the total assurance and related financial instruments adjusted accordingly. The Company may terminate these financial instruments, partially or in full, only upon fulfilling site reclamation requirements and receiving approval from the MDNR.  Future required cash contributions to the trust fund are $2.0 million per year beginning in the first year of mining operations and continue until the eighth year after which annual contributions will be prorated based on the expected reclamation obligation at the end of mining.  In addition, the Company provided Cliffs with a $13.4 million letter of credit to satisfy requirements under the asset acquisition agreements and related obligations.  There were no changes in the financial assurance obligations during the six month period ended June 30, 2020.  As at June 30, 2020, the trust fund balance was $11.041 million (December 31, 2019 - $11.198 million).

7.	Glencore Financing

Since October 2008, the Company and Glencore have entered into a series of financing agreements comprising:

•
Equity – $25.0 million placement of common shares in 2009; $30.0 million placement of common shares in 2010; $20.0 million placement of common shares in 2011; $20.960 million purchase of common shares in 2013; $10.583 million purchase of common shares in the 2016 Private Placement; and a $243.435 million purchase of common shares in the 2019 Rights Offering;

•
Convertible debt (see Note 8) – $25.0 million initial principal secured convertible debentures drawn in 2008 and 2009 and up to $30 million initial principal unsecured convertible debentures drawn and to be drawn in 2020. The 2008 and 2009 convertible debt balance was fully repaid with proceeds from the 2019 Rights Offering;

•
Non-convertible debt – $30.0 million initial principal secured debentures drawn in 2015; $11.0 million initial principal secured debenture drawn in 2016; $14.0 million initial principal secured debentures drawn in 2016; $20.0 million initial principal secured debentures drawn in 2017 and 2018; and $80.0 million initial principal secured debenture drawn in 2018 with the final tranche in the amount of $15.0 million cancelled by the Company. The non-convertible balance was fully repaid with proceeds from the 2019 Rights Offering; and

•	Promissory note (see Note 9) – agreement comprising $15.0 million initial principal note drawn in August 2019.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at June 30, 2020 and for the three and six months ended June 30, 2020
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

8.	Convertible Debt

Details of the Convertible Debt are as follows:

	Six months ended June 30, 2020	Year ended December 31, 2019
Convertible Debt – beginning of period	$-	$56,984
Fair value of debenture funding	10,685	-
Change due to modification	-	792
Accretion and capitalized interest	157	2,105
Repayment	-	(59,881)
Convertible Debt – end of period	$10,842	$-

During 2008 and 2009, the Company issued $25.0 million of secured convertible debentures to Glencore.  The Company provided security on these debentures covering all of the assets of PolyMet. Interest was compounded quarterly and payable by increasing the principal amount of the debentures. Since inception, $34.881 million of interest was capitalized to the principal amount of the debenture.  All borrowing costs were eligible for capitalization and $2.105 million was capitalized during 2019. Upon closing of the Rights Offering, these debentures were fully repaid on June 28, 2019.

On March 17, 2020, the Company agreed to issue unsecured convertible debentures to Glencore in four tranches during 2020 with a total minimum principal amount of $20.0 million and total maximum principal amount of $30.0 million, the amount of each tranche to be determined jointly by the Company and Glencore.  The debentures are due on the earlier of March 31, 2023 or upon US$100 million of Project financing.  Interest accrues on the unsecured debentures balance drawn at 4% per annum and the principal amount of the debentures is convertible into common shares of the Company at a conversion price equal to $0.2223.  The first tranche in the amount of $7.0 million was issued on March 18, 2020 and the second tranche in the amount of $7.0 million was issued on June 23, 2020.  Issuance of the remaining tranches is expected quarterly to maintain sufficient liquidity.

The convertible debenture proceeds were bifurcated between the debt and equity components.  The fair value of the debt portion was estimated using a discounted cash flow model method.  The fair value of the debt portion for the March 18, 2020 debenture was $5.213 million with a residual of $1.675 million allocated to equity.  Transaction costs for the financing were $0.112 million.  The fair value of the debt portion for the June 23, 2020 debenture was $5.472 million with a residual of $1.528 million allocated to equity.  The debt portion has been recorded at amortized cost, net of transaction costs, and is being accreted to face value over the expected life using the effective interest method.  No borrowing costs were capitalized during 2020.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at June 30, 2020 and for the three and six months ended June 30, 2020
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

9.	Promissory Note

Details of the Promissory Note are as follows:

	Six months ended June 30, 2020	Year ended December 31, 2019
Promissory Note – beginning of period	$15,501	$-
Funding, net of costs	-	15,000
Accretion and capitalized interest	608	501
Promissory Note – end of period	$16,109	$15,501

On August 7, 2019, the Company issued to Glencore a promissory note in the amount of $15.0 million with proceeds to be used for general corporate purposes.  The promissory note bears interest at three month U.S. dollar LIBOR plus 6.0% and is payable on the earlier of (i) December 31, 2021 or (ii) the availability of at least $100 million of debt or equity financing, on which date all principal and interest accrued to such date will be due and payable.  Since inception, $1.109 million of interest has been capitalized to the principal amount of the promissory note.  Borrowing costs of $0.341 million were eligible for and were capitalized during 2019.  No borrowing costs were capitalized during 2020.

10.	Share Capital

a)	Issuances for Cash and Land Acquisition

During the six months ended June 30, 2020 the Company issued nil shares (June 30, 2019 – 400,171 shares) pursuant to the exercise of share options for proceeds of $nil (June 30, 2019 - $0.274 million).

During the six months ended June 30, 2020 the Company issued nil shares (June 30, 2019 – 52,500 shares) to maintain land purchase options with the shares valued at $nil (June 30, 2019 - $0.036 million).

On June 24, 2020, shareholders approved the proposed consolidation of the issued and outstanding common shares of the Company on the basis of up to ten (10) pre-consolidation shares for every one (1) post-consolidation share and further authorized the Board of Directors to determine when and if to effect such consolidation.  No action has been taken by the Board of Directors to date.

b)	Share-Based Compensation

The Omnibus Share Compensation Plan (“Omnibus Plan”) was created to align the interests of the Company’s employees, directors, officers and consultants with those of shareholders.  Effective May 25, 2007, the Company adopted the Omnibus Plan, which was approved by the Company’s shareholders on June 27, 2007, modified and further ratified and reconfirmed by the Company’s shareholders most recently on June 27, 2018.  The Omnibus Plan restricts the award of share options, restricted shares, restricted share units, and other share-based awards to 10% of the common shares issued and outstanding on the grant date, excluding 2,500,000 common shares underlying options pursuant to an exemption approved by the Toronto Stock Exchange.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at June 30, 2020 and for the three and six months ended June 30, 2020
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

10.	Share Capital - Continued

During the six months ended June 30, 2020, the Company recorded $1.332 million for share-based compensation (June 30, 2019 - $1.734 million) with $1.159 million expensed to share-based compensation (June 30, 2019 - $1.298 million) and $0.173 million capitalized to mineral property, plant and equipment (June 30, 2019 - $0.436 million).  The offsetting entries were to equity reserves for $0.567 million (June 30, 2019 - $1.652 million), share capital for $0.150 million (June 30, 2019 – $0.084 million) and payables of $0.615 million (June 30, 2019 - $0.002 million decrease).  Total share-based compensation for the period comprised $0.110 million for share options (June 30, 2019 - $1.113 million), $1.072 million for restricted share units (June 30, 2019 - $0.537 million), and $0.150 million for issuance of 574,812 unrestricted shares (June 30, 2019 - $0.084 million for 102,921 shares).  Exercise of options and warrants and vesting of restricted share units during the period resulted in $0.788 million being transferred from equity reserves to share capital (June 30, 2019 - $0.931 million).

c)	Share Options

Share options granted may not exceed a term of ten years and are forfeited if the grantee ceases to be an eligible person under the Omnibus Plan.

Details of the share options outstanding are as follows:

	Six months ended June 30, 2020		Year ended December 31, 2019
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding – beginning of period	24,066,000	$0.77	22,692,002	$0.91
Granted	250,000	0.39	3,625,000	0.81
Exercised	-	-	(625,000)	0.71
Expired	(1,255,000)	1.01	(1,626,002)	1.01
Anti-dilution price adjustment	-	-	-	(0.12)
Outstanding – end of period	23,061,000	$0.75	24,066,000	$0.77

Range of Exercise Prices	Number of options outstanding	Number of options exercisable	Weighted Average Exercise Price	Weighted Average Remaining Life
0.39 to 0.69	10,544,000	10,544,000	$0.63	1.94
0.70 to 0.86	9,717,000	9,018,000	0.77	3.29
0.87 to 1.30	1,750,000	1,750,000	0.92	2.88
1.31 to 1.63	1,050,000	1,050,000	1.56	0.66
	23,061,000	22,362,000	$0.75	2.52

As at June 30, 2020 all outstanding share options had vested and were exercisable, with the exception of 699,000, which are scheduled to vest upon production.  The outstanding share options have expiry periods between 0.57 and 9.99 years and are expected to primarily be settled in shares upon exercise.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at June 30, 2020 and for the three and six months ended June 30, 2020
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

10.	Share Capital - Continued

The fair value of share options granted were estimated at the date of grant using the Black-Scholes pricing model with the following weighted average assumptions:

	Six months ended June 30, 2020	Year ended December 31, 2019
Risk-free interest rate	0.33%	2.52%
Expected dividend yield	-	-
Expected forfeiture rate	-	-
Expected volatility	71.88%	54.56%
Expected life in years	5.00	2.50
Weighted average fair value of each option	$0.23	$0.29

The expected volatility reflects the Company’s expectation that historical volatility over a period similar to the life of the option is indicative of future trends, which may or may not necessarily be the actual outcome.

d)	Restricted Shares and Restricted Share Units

Restricted shares and restricted share units granted are forfeited if the grantee ceases to be an eligible person under the Omnibus Plan.

Details of the restricted shares and restricted share units are as follows:

	Six months ended June 30, 2020	Year ended December 31, 2019
Outstanding - beginning of period	4,648,864	3,347,907
Issued	9,182,521	1,725,869
Vested	(1,538,549)	(1,049,364)
Anti-dilution quantity adjustment	-	624,452
Outstanding - end of period	12,292,836	4,648,864

During the six months ended June 30, 2020, the Company issued 9,182,521 restricted share units (June 30, 2019 – 1,632,119) which had a fair value of $2.389 million (June 30, 2019 - $1.325 million) to be expensed and capitalized over the vesting periods.

During the six months ended June 30, 2020, there were nil restricted shares (June 30, 2019 – 95,500) settled upon vesting in shares, 1,192,424 restricted share units (June 30, 2019 – 543,417) settled upon vesting with shares and 346,125 restricted share units (June 30, 2019 – 302,617) settled upon vesting with cash for $0.085 million (June 30, 2019 – $0.229 million).

As at June 30, 2020, outstanding restricted shares and restricted share units are scheduled to vest upon completion of specific targets or dates (Construction Finance – 865,575; Production – 459,272; December 2020 – 325,000; January 2021 – 1,534,108; January 2022 – 8,088,077 and Other – 418,750).  The remaining 602,054 outstanding restricted share units have vested but share delivery is deferred until retirement, termination, or death.  The Company expects 5,223,534 outstanding restricted share units will be settled in cash and the remainder will be settled in shares as allowed under the Omnibus Plan.

e)	Bonus Shares

The bonus share incentive plan was established for the Company’s directors and key employees and was approved by the disinterested shareholders at the Company’s shareholders’ meeting held in May 2004.  The Company has authorized 3,640,000 bonus shares for the achievement of Milestone 4 representing commencement of commercial production at NorthMet.  At the Company’s

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at June 30, 2020 and for the three and six months ended June 30, 2020
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

10.	Share Capital - Continued

Annual General Meeting of shareholders held in June 2008, the disinterested shareholders approved issuance of these shares upon achievement of Milestone 4.  Regulatory approval is also required prior to issuance of these shares.

Details of the bonus shares are as follows:

	Six months ended June 30, 2020		Year ended December 31, 2019
	Allocated	Authorized & Unissued	Allocated	Authorized & Unissued
Outstanding – beginning of period	2,700,000	3,640,000	2,700,000	3,640,000
Outstanding – end of period	2,700,000	3,640,000	2,700,000	3,640,000

The fair value of these unissued bonus shares was amortized until the estimated date of issuance and has now been fully amortized.

f)	Share Purchase Warrants

Details of the share purchase warrants are as follows:

	Six months ended June 30, 2020		Year ended December 31, 2019
	Number of Purchase Warrants	Weighted Average Exercise Price	Number of Purchase Warrants	Weighted Average Exercise Price
Outstanding – beginning of period	31,379,179	$0.80	27,189,713	$0.95
Issued	-	-	6,458,001	0.74
Anti-dilution price adjustment	-	-	-	(0.12)
Anti-dilution quantity adjustment	-	-	4,189,466	-
Expiration	-	-	(6,458,001)	0.82
Outstanding – end of period	31,379,179	$0.80	31,379,179	$0.80

The outstanding share purchase warrants have expiry periods between 1.30 years and 3.75 years, subject to acceleration in certain circumstances.

The fair value of share purchase warrants granted were estimated at the date of grant using the Black-Scholes pricing model with the following weighted average assumptions:

	Six months ended June 30, 2020	Year ended December 31, 2019
Risk-free interest rate	-	2.18%
Expected dividend yield	-	-
Expected forfeiture rate	-	-
Expected volatility	-	52.59%
Expected life in years	-	3.00
Weighted average fair value of each warrant	$-	$0.24

The expected volatility reflects the Company’s expectation that historical volatility over a period similar to the life of the warrant is indicative of future trends, which may or may not necessarily be the actual outcome.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at June 30, 2020 and for the three and six months ended June 30, 2020
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

11.	Finance Costs – Net

Details of net finance costs are as follows:

	Six months ended
	June 30, 2020	June 30, 2019
Debt accretion and capitalized interest: Convertible debt (Note 8)	$157	$2,105
Non-convertible debt	-	12,305
Promissory note (Note 9)	608	-
Environmental rehabilitation accretion (Note 6)	1,041	856
Other finance costs	24	888
Less: amounts capitalized on qualifying assets	-	(14,410)
Finance costs	1,830	1,744
Cash interest income	(19)	(152)
Restricted deposits expense (income)	157	(350)
Finance expense (income)	138	(502)
Finance costs - net	$1,968	$1,242

12.	Related Party Transactions

The Company conducted transactions with senior management, directors and persons or companies related to these individuals, and paid or accrued amounts as follows:

	Six months ended
	June 30, 2020	June 30, 2019
Salaries and other short-term benefits	$1,729	$1,589
Other long-term benefits	40	29
Share-based payment (1)	1,018	1,509
Total	$2,787	$3,127

(1)	Share-based payment represents the amount capitalized or expensed during the period (see Note 10).

Agreements with senior management contain severance provisions for termination without cause or in the event of a change in control.  Other than the President and CEO, no PolyMet director has an agreement providing for benefits upon termination.

As a result of Glencore’s ownership of 71.6% it is also a related party.  In addition to the transactions described in Notes 7, 8 and 9 the Company has entered into a Technical Services Agreement with Glencore whereby the Company reimburses Glencore for Project technical support costs requested under an agreed scope of work, primarily in detailed project design and mineral processing.  During the six months ended June 30, 2020, the Company recorded $0.169 million (June 30, 2019 - $0.100 million) for services under this agreement.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at June 30, 2020 and for the three and six months ended June 30, 2020
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

13.	Commitments and Contingencies

In the normal course of business, the Company enters into contracts that give rise to firm commitments for future minimum payments.  In addition to items described elsewhere in these financial statements, as at June 30, 2020, the Company had firm commitments of approximately $0.660 million with approximately $0.462 million due over the next year and the remainder due over the following two years.

The Company is involved in various claims, litigation and other matters arising in the ordinary course and conduct of business. While it is not possible to determine the ultimate outcome of such actions at this time, and inherent uncertainties exist in predicting such outcomes, it is the Company's belief that the ultimate resolution of such actions is not reasonably likely to have a material adverse effect on its consolidated financial position or results of operations. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events.  As a result of the assessment, no significant contingent liabilities were recorded as at June 30, 2020.

14.	Financial Instruments and Risk Management

The carrying values of each classification of financial instrument as at June 30, 2020 are:

	Amortized Cost	Fair value through profit or loss	Total carrying value
Financial assets
Cash	$6,473	$-	$6,473
Restricted deposits	470	10,822	11,292
Amounts receivable and other assets	739	2,400	3,139
Total financial assets	7,682	13,222	20,904
Financial liabilities
Accounts payable and accruals	4,661	668	5,329
Convertible debt	10,842	-	10,842
Promissory note	16,109	-	16,109
Lease liabilities	605	-	605
Total financial liabilities	$32,217	$668	$32,885

The carrying values of each classification of financial instrument as at December 31, 2019 are:

	Amortized Cost	Fair value through profit or loss	Total carrying value
Financial assets
Cash	$7,401	$-	$7,401
Restricted deposits	809	10,640	11,449
Amounts receivable and other assets	738	2,176	2,914
Total financial assets	8,948	12,816	21,764
Financial liabilities
Accounts payable and accruals	4,408	125	4,533
Promissory note	15,501	-	15,501
Lease liabilities	616	-	616
Total financial liabilities	$20,525	$125	$20,650

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at June 30, 2020 and for the three and six months ended June 30, 2020
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

14.	Financial Instruments and Risk Management - Continued

Fair Value Measurements

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy are described below:

Level 1 –	Quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2 –	Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3 –	Inputs for the asset or liability that are not based on observable market data.

Financial instruments measured at fair value subsequent to recognition include restricted deposits (see Note 6) measured at fair value through profit or loss using Level 1 inputs resulting in a carrying value of $10.822 million (December 31, 2019 - $10.640 million), amounts receivable measured at fair value through profit or loss using Level 3 inputs resulting in a carrying value of $2.400 million (December 31, 2019 - $2.176 million) and accruals for expected payments to settle restricted share units measured at fair value through profit or loss using Level 2 inputs resulting in a carrying value of $0.668 million (December 31, 2019 - $0.125 million).

The fair values of the convertible debt and promissory note approximate the carrying amount at amortized cost using the effective interest method.  The fair values of other financial assets and other financial liabilities approximate their carrying amounts due to their short-term nature.

Liquidity Risk

Liquidity risk is the risk the Company will not be able to meet its financial obligations as they become due and arises through the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time and is achieved by maintaining sufficient cash.  See additional discussion in Note 1.